Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of

Deutsche Bank Aktiengesellschaft

We consent to the use of our reports dated March 8, 2012, with respect to the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, included in the December 31, 2011 Annual Report on Form 20-F of Deutsche Bank Aktiengesellschaft, and incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

KPMG AG

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany)

September 28, 2012